Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-282710

March 3, 2025

THE BANK OF NEW YORK MELLON CORPORATION

500,000 Depositary Shares, Each Representing a 1/100th Interest

in a Share of Series J Noncumulative Perpetual Preferred Stock

Issuer:	The Bank of New York Mellon Corporation

Security:	Depositary shares, each representing a 1/100th interest in a share of Series J Noncumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$500,000,000 (500,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa1 (Stable) / BBB (Stable) / BBB+ (Stable) / A (Stable) (Moody’s / S&P / Fitch / DBRS)

Legal Format:	SEC-Registered

Trade Date:	March 3, 2025

Settlement Date:	March 10, 2025 (T+5)**

Liquidation Preference:	$1,000 per depositary share (equivalent to $100,000 per share of Preferred Stock)

First Reset Date:	March 20, 2030

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period.

Dividend Payment Dates:	March 20 and September 20 of each year, commencing September 20, 2025.

Dividend Rate
(Non-Cumulative):	At a rate per annum equal to (i) 6.300% from the original issue date to, but excluding, March 20, 2030; and (ii) for each Reset Period from, and including, March 20, 2030, the “five-year treasury rate” (as defined in the Preliminary Prospectus Supplement (as defined below)) as of the most recent Reset Dividend Determination Date plus 2.297%.

Day Count Convention:	30/360

Redemption:	On March 20, 2030, or any Dividend Payment Date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a cash redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date. The Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event” (as defined in the Preliminary Prospectus Supplement), at a cash redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10 per depositary share

Net Proceeds (before expenses) to Issuer:	$495,000,000

CUSIP/ISIN:	064058 AN0 / US064058AN00

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
BNY Mellon Capital Markets, LLC

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Joint Book-Running Managers expect to deliver the Depositary Shares in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Depositary Shares will not be made on a T+1 basis, investors who wish to trade the Depositary Shares prior to one business day before the delivery of the Depositary Shares will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The information in this Term Sheet supplements the preliminary prospectus supplement dated March 3, 2025 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC at 1-866-375-6829, UBS Securities LLC at 1-833-481-0269, or BNY Mellon Capital Markets, LLC at 1-800-269-6864.